EXHIBIT 99.1

Telkom SA Limited
(Registration number 1991/005476/06)

JSE and NYSE share symbol: TKG ISIN: ZAE000044897
Abridged Group interim results for the
six months ended September 30, 2005

Highlights

o Basic earnings per share growth of 46.3% to 792.7 cents per share
o Headline earnings per share growth of 35.0% to 775.9 cents per share
o Group net debt to equity reduced to 44.1% Highlights Financial highlights

Johannesburg, South Africa - November 14, 2005, Telkom SA Limited (JSE and NYSE:
TKG), South Africa's largest communications group today announced Group interim results for the six months ended September 30, 2005. The Group delivered a strong performance across both business segments primarily as a result of continued growth in the mobile sector and cost reductions in the fixed line business.

The company paid an annual dividend of 400 cents per share and a special dividend of 500 cents per share on July 8, 2005.

Group financial highlights for the six months ended September 30, 2005

Operating revenue up 9.9% to R23,456 million 37.3% growth in operating profit to R7,517 million 44.5% Group EBITDA margin

11.6% decrease in net debt to R10,935 million, and net debt to equity of 44.1% Headline earnings increased by 35.0% to 775.9 cents per share Basic earnings increased by 46.3% to 792.7 cents per share


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Statement by Papi Molotsane, Chief Executive Officer:
"The Telkom Group has once again delivered a strong set of financial results from both business segments. Through focused strategies implemented previously and continued in the current period and the dedication shown by the Telkom Group employees, the Group has generated excellent cash flows resulting in an improved balance sheet. This was achieved despite capital expenditure being funded from operating cash flow, the payment of an annual and special dividend and the repurchase of Telkom shares.
Profit growth is a result of strong mobile and data revenue growth, cost reductions in the fixed line business, continued growth in Vodacom's South African customer base and reduced finance charges.
The second half of the financial year will be characterised by a profound focus on customer service 9excellence and the acceleration of broadband adoption. We are well positioned to drive further growth of the business and to make a meaningful contribution to the economy and all South Africans."
Earnings  momentum  maintained
The Group has delivered a strong performance for the six months ended September 30, 2005. Group operating revenue increased by 9.9% to R23,456 million and operating profit increased 37.3% to R7,517 million. The Group EBITDA margin increased to 44.5% compared to 40.6% at September 30, 2004 mainly due to lower employee costs as a result of workforce reductions and expanded mobile margins. Headline earnings per share grew 35.0% to 775.9 cents and basic earnings per share grew 46.3% to 792.7 cents. The strong growth in earnings was attributed to a 37.3% increase in operating profit and a 20.3% reduction in net finance charges. Cash generated from operations increased 14.9% to R8,625 million and facilitated capital expenditure of R3,084 million and the repurchase of Telkom shares to the value of R1,502 million. Our net debt to equity ratio of 44.1% at September 30, 2005 is below the announced targeted range of between 50% and 70%. Operational review
Creating and delivering  stakeholder value
During the six months ended September 30, 2005, the Group continued with its strategy to create and deliver value for stakeholders through focusing on customer growth and retention, driving operational excellence and sustaining marketplace development through new product and service innovations. Telkom's operational and financial performance remains strong enabling the Group to deliver exceptional returns to shareholders. The fixed-line business posted modest growth in revenue of 4.3% as a result of low effective tariff increases and declining traffic volumes as a result of increased broadband adoption and the resultant loss of internet dial up minutes. This was offset by the increasing adoption of data services in consumer, small and medium business markets. Fixed-line operating margins increased by 23.2% mainly as a result of improved efficiencies and the further implementation of cost reductions. Driven by continued customer growth in South Africa and other African countries, the mobile business maintained its strong performance. Vodacom firmly remained the market leader in South Africa. It achieved a substantial increase of 41.8% in customers and an increased level of 5,635 million in gross connections in South Africa and other African countries. The declining trend in ARPU remains in tact as volume growth continues in the lower income segments.
Driving greater adoption of data services across all markets Telkom increased fixed-line data revenue (before inter-segmental eliminations) by 17.5% during the six months ended September, 30, 2005. In the consumer and small business market, ADSL adoption accelerated as a result of reduced tariffs, new lower speed ADSL products and extensive marketing campaigns. ADSL services increased 161.2% to 95,290. Telkom has partnered with Intel in successfully trialling WiMAX to enable future broadband demand to be captured, to complement ASDL deployment. Telkom successfully launched the Telkom Internet PC bundles combining a personal computer, inclusive minutes and internet access via dial up, ISDN or ADSL.
Telkom remains focused on becoming the ICT solutions partner for corporate and business customers as evidenced by the increasing penetration of value added data services such as data hosting and managed network care to corporate and business customers, resulting in 32% growth in managed data network sites. Lowering the cost and expanding the reach of telecommunications in South Africa In line with Telkom's desire to bring down costs of doing business in South Africa, Telkom announced an overall average tariff decrease of 3% on its basket of products and services with effect from September 1, 2005. This is well below Government's target inflation range of between 3% and 6%.

There is still a need to rebalance certain tariffs to eliminate any cross subsidisation and allow for effective competition in all areas going forward. Telkom also focused on offering value-for-money services to meet the current needs of customers, The Group therefore concentrated on brininging new products to the market, launching bundled minute packages and calling plans.
Utilising technology to create value
Telkom's long term success is dependent on deploying an Internet Protocol
(IP)-based Next Generation Network.
Investment in the evolution of Telkom's network is a key imperative to transform Telkom from its Time Division Multiplex (TDM) network to an IP-based Next Generation Network. Telkom intends to adopt a phased approach driven by customer requirements. The Group seeks to ensure that maximum benefit is derived from existing equipment and will manage the required investment. Telkom is trialling a converged, softswitching capability to support VoIP solutions which provide advanced call control, hosted IP telephony and IP PBX solutions. In the PBX arena, Telkom already has a comprehensive offering aligned to customer requirements. In addition, Telkom has established new Global VoIP points of presences in various international centres in an effort to attract global telecommunication traffic. Operations Support Systems continued to drive productivity and efficiency gains. Ongoing progress in the areas of customer relationship management and service provisioning and assurance, have resulted in cost savings, improved customer service and increased efficiencies - especially in the automated workforce management arena.
Operational  excellence
Telkom has increased its focus on improving customer service and customer satisfaction levels. The company embarked on a country-wide drive to reposition and transform the company's customer service branches and TelkomDirect, into world-class retail outlets which will simplify and further improve the customer interface. At the same time, Telkom continued with the process of closing down non-viable outlets.
A key factor in delivering customer satisfaction is network reliability. Telkom continues to invest in equipment and skills to improve reliability and reduce network down time. Over the period the Group has continued to achieve higher levels of network reliability. Despite some short-term service-related challenges in the fixed-line business in the last quarter of the 2005 financial year, Telkom managed to reduce the overall fault


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rate. The field force team, which delivers service to customers, achieved significant savings through an 8.1% reduction in the vehicle fleet, reduced dispatches due to a reduction in repeat faults and theft and breakage incidents. Telkom continued optimisation of its property portfolio.
Meaningful investment in our workforce
In a challenging business environment, the commitment, skills and experience of Telkom's employee base remains a key competitive differentiator. Customer service and satisfaction can only be achieved through content, enthusiastic and dedicated employees. To maintain this leadership position and to align itself with changing market conditions and technology, Telkom has continued to invest substantially in building its skills base. During the period under review, R190 million (September 30, 2004: R198 million) was spent on training and development of staff, totalling 51,047 training days. There has been a dedicated effort on furthering technical skills training (17,952 days) and a continued focus on advanced leadership development programmes as well as specific programmes aimed at developing technical skills among female employees.
After conducting a comprehensive health profile among its employees, in 2003 Telkom launched an integrated wellness programme, "Thuso" (Sotho for "Help"). The programme includes voluntary counselling, testing and treatment to combat HIV/Aids and to provide care to employees and their families in all their health-related needs.
Telkom's commitment to quality training and skills development is demonstrated by their SETA (Sector Education and Training Authorities) accreditation. In critical areas where skills shortages have been identified, Telkom is focusing on recruiting and acquiring the right people and enhancing the skills base of the Group.
Telkom is continuing to look for innovative ways to improve the employee's experience of working for Telkom.
Maintaining leadership in the mobile market in South Africa Vodacom's exceptional performance and customer growth once again exceeded expectations, further demonstrating the robust growth of the cellular industry in South Africa and Vodacom's ability to maintain its leadership position in this market. Vodacom South Africa added gross connections of 4.2 million customers, the highest level ever and increased market share to an estimated 57%. Vodacom continued to focus on customer care and retention, which saw contract customer churn at 9.3% and a lower Prepaid churn at 18.7%.

Vodacom grew data revenues by 52.6% to R893 million (Telkom's 50% share is R447 million), largely as a result of the strong growth in SMS's transmitted and new data initatives such as Vodafone live!, 3G and GPRS BlackBerry(R), giving Vodacom a distinct competitive advantage in the mobile phone arena.
The growth in the South African mobile market continued to improve Telkom's performance with the increase in the provision for cellular links for the 3G network.
Over 3.3 million mobile customers outside of South Africa Vodacom grew its customer base in other African countries by 56.4% to over 3.3 million (September 30, 2004: 2.1 million). Vodacom Tanzania grew its customer base by 68.7% to 1.6 million and maintained the estimated market share of 58%, further entrenching its leadership position. Vodacom Congo extended its estimated market share to 49% and grew its customer base to 1.2 million and expects substantial growth from this market going forward given the low level of mobile penetration. The investment in Mozambique continues to make inroads with 336,000 customers.
The Regulatory environment
Telkom faces regulatory challenges and through dialogue and a co-operative spirit hopes to achieve a regulatory framework that is clear, fair and beneficial to the industry.
The Department of Communications held a Pricing Colloquium on October 11 and 12, 2005, The purpose of the colloquium was to investigate pricing and competitive issues in the South African telecommunications market. Telkom is aware of the proceedings and highlighted specific areas as needing attention. Telkom continues to work closely with the Department of Communications and we expect a fair and responsible approach by the Department towards Telkom and Vodacom. Issues that received the most attention were:
Unbundling of the local loop;
Cost based access to international cables being made available; Self-provision of VANS; and
The prohibition of ADSL caps.
There is uncertainty as to whether VANS operators will be allowed to provide Voice Over Internet Protocol or VoIP, to the general public or only to their own customers to whom they provide value added data services.
Developments in the regulatory arena during the period included: On July 17, 2005 ICASA published its findings in terms of section 27 of the Telecommunications Act on the enquiry into the provision of the ADSL service. ICASA found that Telkom should not charge a monthly access fee for ADSL services but an initial


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once-off fee. In addition ICASA found that the 3 gigabyte cap on the service was harmful to consumers and will look to increase the cap. Telkom has since made oral and written submissions to ICASA.
The Minister approved the price control regulation effective from September 1, 2005 to July 31, 2008. The price control regulation states Telkom may not increase tariffs on a basket of products and service by more than CPI less a producitivity factor of 3.5%. Telkom will file its tariffs in accordance with the new regulation with effect from August 1 each year.
On September 30, 2005, the Minister approved regulations on Number Portability. The Electronic Communications Bill and the ICASA Amendment Bill were passed by the National Assembly on November 3, 2005. Both Bills will now be sent to the National Council of Provinces, which acts as a second House of Parliament before finally being sent to President Thabo Mbeki for signing. Both are expected to be effective early in 2006.
Broad-based Black Economic Empowerment (BEE)
As a South African company, BEE is an important growth imperative for Telkom.
The Group recognises the need for the creation of a sustainable marketplace by enlarging the domestic market to support ongoing revenue and profit growth. Telkom and Vodacom were actively involved in the development of the BEE Charter for the ICT sector. A final draft was sent to the Minister of Communications in May 2005 and it is now in the process of Cabinet approval. Under the Charter Telkom believes it would be considered a "good contributor" to broad-based BEE. Telkom has identified the areas of equity ownership, preferential procurement and skills development as focus areas for broad-based BEE.
Group  performance
Group  operating  revenue
Group operating revenue increased 9.9% to R23,456 million (September 30, 2004:
R21,338 million) in the six months ended September 30, 2005. Fixed-line operating revenue, after inter-segmental eliminations, increased 4.1% to R16,083 million primarily due to solid growth in data services and increased subscription revenue. Mobile operating revenue, after inter-segmental eliminations, increased 25.3% to R7,373 million primarily due to customer growth.
Group operating expenses
Group operating expenses increased 1.4% to R16,226 million (September 30, 2004:
R15,997 million) in the six months ended


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September 30, 2005 due to a 12.4% increase in operating expenses in the mobile segment to R5,671 million (after inter-segmental eliminations). This was partially offset by a 3.6% decrease in the fixed-line operating expenses to R10,5554 million (after inter-segmental eliminations) primarily due to reduced employee expenses, depreciation, amortisation, impairment and write-offs, services rendered and operating leases, partially offset by an increase in payments to other operators. The increase in mobile operating expenses of 12.4% was primarily due to increased gross connections resulting in increased incentive costs and expenses to support customer growth. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.
Investment income
Investment income consists of interest received on short-term investments and bank accounts. Investment income increased 61.9% to R217 million (September 30, 2004: R134 million) primarily as a result of higher balances in investment and bank accounts due to higher cash flow generated from operations. Finance charges Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 20.3% to R745 million (September 30, 2004: R935 million) in the six months ended September 30, 2005, due to a 21.6% decrease in interest expense to R704 million (September 30, 2004: R898 million) as a result of the redemptions of local and foreign loans, the decrease in the the interest expense was partially offset by an increase in Group net fair value and exchange losses on financial instruments of R41 million (September 30, 2004: R37 million) primarily as a result of currency movements.
Included in the Group net fair value and exchange losses as an offset is an increase in unrealised gains of R72 million on the underlying assets and investments of the Cell Captive created to fund post retirement medical benefits of Telkom.
Taxation
Consolidated tax expenses increased 65.2% to R2,708 million (September 30, 2004:
R1,640 million) in the six months ended September 30, 2005. The consolidated effective tax rate for the six months ended September 30, 2005 was 38.7% (September 30, 2004: 35.1%). Telkom Company's effective tax rate was 32.6%

(September 30, 2004: 25.5%). The higher effective tax rate for Telkom
Company in the six months ended September 30, 2005 was primarily due to the secondary taxation on companies payable in respect of dividends paid. Vodacom's effective tax rate decreased to 37.9% (September 30, 2004: 43.4%). The lower effective tax rate for Vodacom is largely as a result of the non-deductable expenses of September 30, 2004 not re-occuring.
Profit for the year and earnings per share
Profit for the period attributable to the equity holders of Telkom increased 41.4% to R4,210 million (September 30, 2004: 2,977 million) in the six months ended September 30, 2005. Group basic earnings per share increased 46.3% to
792.7 cents (September 30, 2004: 541.8 cents) and Group headline earnings per share increased 35.0% to 775.9 cents (September 30, 2004: 574.9 cents).
Group balance sheet
Solid operating performance across the Group combined with strict cost discipline and debt repayment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 12% to R10,935 million (September 30, 2004: R12,362 million). The balance sheet at September 30, 2005 strengthened, resulting in a net debt to equity ratio of 44.1% from 53.5% at September 30, 2004. On September 30, 2005 the Group had cash balances of R2,696 million.
The Group intends to maintain a targeted net debt to equity range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buy-backs while maintaining financial flexibility for potential growth opportunities. During the six months ended September 30, 2005, 12.1 million shares were repurchased for R1,502 million. These shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies. Interest bearing debt, including credit facilities utilised, decreased 15.4% to R13,675 million (September 30, 2004: R16,168 million) in the six months ended September 30, 2005. In April 2005 the 5500 million Eurobond matured and was refinanced with R600 million nominal value of the existing TL06 bond, with the balance being refinanced with short-term commercial paper borrowings. The Group repaid R1,621 million of the newly issued commercial paper by September 30, 2005. Included in foreign interest bearing debt at September 30, 2004 was R1,632 million in commercial paper bills that has matured .
Telkom maintains an active dialog with the principal credit rating agencies, who review our ratings periodically. Moody's


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Investor Services and Standard & Poor's have rated our foreign debt Baa1 and BBB respectively.
Group cash flow
Cash flows from operating activities decreased 84.4% to R875 million (September 30, 2004: R5,595 million) primarily due to higher taxation and dividend payments offset partially by increased operational cash flows. Cash flows utilised in investing activities increased 35.3% to R3,078 million (September 30, 2004:
R2,275 million) primarily due to increased capital expenditure in both the mobile and fixed-line segments. Cash raised in financing activities of R859 million (September 30, 2004, cash utilised: R3,988 million) is due to the loans raised to refinance the Eurobond, as well as cash inflows from maturing financial assets. These cash inflows were offset by the R1,502 million share buy-back and the repayment of commercial paper bills.
Group capital expenditure
Group capital expenditure increased 49.2% to R3,096 million (September 30, 2004:
R2,075 million) and represents 13.2% of Group revenue (September 30, 2004: 9.7%) in line with the Group's announced guidance of maintaining capital expenditure in the range of 12% to 15% of Group revenues. Fixed-line capital expenditure increased 35.7% to R1,858 million (September 30, 2004: R1,369 million) and represents 11.3% of fixed-line revenue (September 30, 2004: 8.7%). Baseline expansion and core support capital expenditure of R1,017 million (September 30, 2004: R775 million) was largely for the deployment of technologies to support the growing data services business and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies in the transport network contributed to the network evolution capital expenditure of R206 million (September 30, 2004: R219 million). Telkom continued to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care. During the six months ended September 30, 2005, R515 million (September 30, 2004: R312 million) was spent on the implementation of several systems.
Mobile capital expenditure (50% of Vodacom's capital expenditure) increased
75.4% to R1,238 million (September 30, 2004: R706 million) and represents 15.3% of mobile revenue (September 30, 2004: 10.7%) as a result of increased investment in South Africa for increased capacity and investment in new technologies such as 3G, Vodafone live! and BlackBerry(R).
Share repurchase, employee share ownership and dividends
In the six months ended September 30, 2005 the company repurchased 12.1 million shares amounting to R1.5 billion (including costs) which are to be cancelled as issued share capital and restored as authorized but unissued share capital. On June 23, 2005 the board approved and granted with a grant date of June 1, 2005, 2,024,387 shares to employees in terms of the Telkom Conditional Share Plan. The Telkom board of directors declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share on June 2, 2005, which was paid on July 8, 2005.
The Company aims to pay an increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities, capital expenditure requirements, the Group's debt level, interest coverage and future expectations, including internal cash flows.
As previously communicated, Telkom aims to pay steadily growing annual dividends and therefore does not intend to declare an interim dividend.

Strategic direction
Telkom's vision is to be a leading customer and employee centered ICT solutions service provider. It is focused on balancing the needs of all stakeholders through long-term sustainable and profitable growth. Its commitment to the socio-economic transformation of South Africa underpins this strategy.
The accelerated liberalisation of the market, in particular the implications of the Convergence Bill, now referred to as the Electronic Communications Bill, not yet approved at the time of writing, is clearly material to Telkom's strategic intentions. Telkom believes that it is strongly positioned to compete in a liberalised market. Telkom believes that customer service excellence through a content and dedicated workforce with greater product and service choice and value for customers will ensure long-term value creation. Telkom intends to pursue opportunities to provide the full spectrum of ICT solutions including voice, data, video and internet services through broadband penetration.
To ensure that Telkom can sustain the creation of value relative to developments in its dynamic market environment, management have determined certain shifts in strategic emphasis. Telkom has chosen to increase its focus on customers and employees while continuing to balance the needs of all stakeholders. Telkom will focus on the following imperatives to support growth:
Enhancing customer satisfaction through customer centricity;
Retaining revenue and generating growth;
Evolving the network to a next generation network in order to support profitable growth through prudent cost management; Engaging its employees; and Reposition Telkom stakeholder management to create healthy external relationships. The realisation of Telkom's strategic intentions ultimately lies in the hands of Telkom's people. Product, service and operational innovation vests mostly in people. As such, Telkom has committed to invest significantly in its people as the drivers of innovation, excellence and growth.
Telkom's growth is not limited to South Africa and opportunities are being explored outside our borders where growth potential exists.
The evolution to an IP network is a business imperative. Not only does Telkom believe that costs over the longer term of operating the network will reduce, but Telkom will also have the ability to deliver fully converged products and services to meet our customers' needs in the rapidly changing technological


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environment. Acceleration of Telkom's broadband penetration is a critical element of this strategy.
Increased investment in Telkom's network in a phased approach will be required to exploit new opportunities in the ICT solutions market and bring down the cost of telecommunications in South Africa.
Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.
Telkom has a strong, capable and diverse management team with a clear sense of direction and a commitment to driving shareholder returns. The Group stands ready for a new and exciting phase of development.

NE Mtshotshisa                                   LRR Molotsane
Non-executive Chairman                           Chief Executive Officer

14 November, 2005

Company registered office                        Board of directors
Telkom SA Limited                                Nomazizi Mtshotshisa (Chairman)
1991/005476/06,
Telkom Towers North,                             Papi Molotsane (CEO)
152 Proes Street                                 Thenjiwe Chikane; Brahm du
                                                 Plessis; Tshepo Mahloele;
Pretoria, 0002,                                  Thabo Mosololi; Marius Mostert;
South Africa                                     Sibusiso Luthuli; Dumisani
Private Bag X881,                                Tabata; Yekani Tenza;
Pretoria, 0001                                   Lazarus Zim

Sponsor
UBS South Africa (Proprietary) Limited

This information is also available on Telkom's investor relations website http://www.telkom.co.za/ir

Summarised Group financial statements
Audit review report
The condensed consolidated interim financial statements, from which the abridged results have been derived, were reviewed by our auditors, Ernst & Young. Their unqualified review report is available for inspection at the company's registered office.

The condensed consolidated interim financial statements are available on Telkom's Investor Relations website and the company's registered office, and will be sent to shareholders.

Condensed consolidated interim income statement for the six months ended September 30, 2005


                                                                      Audited            Restated            Reviewed
                                                                     March 31             Sept 30             Sept 30
                                                                         2005                2004                2005
                                                    Notes                  Rm                  Rm                  Rm
Operating revenue                                       2              43,117              21,338              23,456
Other income                                                              280                 133                 287
Operating expenses                                                     32,175              15,997              16,226
Employee expenses                                       3               8,111               3,855               3,615
Payments to other
operators                                                               6,132               3,056               3,404
Selling, general and
administrative
expenses                                                                8,820               4,451               4,925
Services rendered                                                       2,021               1,022                 973
Operating leases                                                          803                 419                 388
Depreciation,
amortisation,
impairment and write-
offs                                                    4               6,288               3,194               2,921
Operating profit                                                       11,222               5,474               7,517
Investment income                                                         350                 134                 217
Finance charges                                                         1,695                 935                 745
Interest                                                                1,686                 898                 704
Foreign exchange and
fair value effect                                       9                  37                  41
Profit before taxation                                                  9,877               4,673               6,989
Taxation                                                                3,070               1,639               2,708
Profit for the
year/period                                                             6,807               3,034               4,281
Attributable to:
Equity holders of
Telkom SA Ltd                                                           6,724               2,977               4,210

Minority interest                                                          83                  57                  71

                                                                        6,807               3,034               4,281
Basic earnings per
share (cents)                                           5             1,241.8               541.8               792.7
Diluted earnings per
share (cents)                                           5             1,239.4               540.9               790.0
Dividend per share
(cents)                                                 5               110.0               110.0               900.0
Headline earnings
per share (cents)                                       5             1 274.1               574.9               775.9
Diluted headline earnings
per share (cents)                                       5             1 271.6               574.0               773.3

Condensed consolidated interim balance sheet at September 30, 2005

                                                                            Restated          Restated           Reviewed
                                                                            March 31           Sept 30            Sept 30
                                                                                2005              2004               2005
                                                            Notes                 Rm                Rm                 Rm
Assets
Non-current assets                                                            42,686            41,261             42,868
Property, plant and
equipment                                                       7             37,328            36,548             37,156
Investment properties                                                             25                26                 24
Intangible assets                                               8              2,278             2,394              2,656
Investments                                                                    2,277             1,660              2,513
Other financial assets                                                           134               120                107
Operating lease assets                                                            14                13                 15
Deferred expenses                                                                118                86                128
Deferred taxation                                                                512               414                269
Current assets                                                                14,911            11,390             10,517
Current portion of other
financial assets                                                               4,940               995                287
Short-term investments                                                            69                10                 10
Current portion of deferred
expenses                                                                         214               289                229
Inventories                                                                      658               621                822
Trade and other receivables                                                    5,820             6,372              6,473
Cash and cash equivalents                                       9              3,210             3,103              2,696
Total assets                                                                  57,597            52,651             53,385
Equity and liabilities
Equity attributable to
equity holders of Telkom SA
Ltd                                                                           26,827            23,100             24,818
Share capital and premium                                      10              8,293             8,293              6,791
Treasury shares                                                10            (1,812)           (1,812)            (1,809)
Share-based compensation
reserve                                                        11                 68                21                 91
Non-distributable reserves                                                       361               269                759
Retained earnings                                                             19,917            16,329             18,986
Minority interest                                                                220               244                314
Total equity                                                                  27,047            23,344             25,132
Non-current liabilities                                                       13,590            13,061             14,137
Interest-bearing debt                                          12              9,504             9,000              9,702
Other financial liabilities                                                       83               166                 63
Deferred taxation                                                              1,226             1,047              1,382
Operating lease liabilities                                                       57                58                 61

Deferred revenue                                                                 260               232                263
Provisions                                                                     2,460             2,558              2,666
Current liabilities                                                           16,960            16,246             14,116
Credit facilities utilised                                      9                909               998              1,745
Trade and other payables                                                       6,782             5,287              5,796
Shareholders for dividend                                                          7                 7                  6
Current portion of
interest-bearing debt                                          12              4,499             6,170              2,228
Current portion of deferred
revenue                                                                        1,394             1,384              1,452
Current portion of
provisions                                                                     1,428             1,077              1,026
Income tax payable                                                             1,711             1,077              1,576
Current portion of other
financial liabilities                                         230                245               287
Total liabilities                                                             30,550            29,307             28,253
Total equity and
liabilities                                                                   57,597            52,651             53,385



Condensed consolidated interim cash flow statement
for the six months ended September 30, 2005
                                                                             Audited          Restated           Reviewed
                                                                            March 31           Sept 30            Sept 30
                                                                                2005              2004               2005
                                                            Notes                 Rm                Rm                 Rm
Operating activities                                                          15,711             5,595                875
Cash receipts from customers                                                  43,561            21,052             22,756
Cash paid to suppliers
and employees                                                               (24,939)          (13,548)           (14,131)
Cash generated from
operations                                                                    18,622             7,504              8,625
Interest received                                                                477               214                280
Finance charges paid                                                         (1,272)             (759)              (712)
Taxation paid                                                                (1,487)             (757)            (2,470)
Cash generated from
operations before
dividend paid                                                                 16,340             6,202              5,723
Dividend paid                                                                  (629)             (607)            (4,848)
Investing activities                                                         (6,306)           (2,275)            (3,078)
Proceeds on disposal of
property, plant and                                            37                  6               138

equipment and intangible assets
Proceeds on disposal of
investment                                                                       267                55                 15
Additions to property,
plant and equipment and
intangible assets                                                            (5,880)           (2,195)            (3,084)
Additions to other
investments                                                                    (592)              (22)              (147)
Acquisition of
subsidiaries                                                   16              (138)             (119)                  -
Financing activities                                                         (9,897)           (3,988)                859
Purchase of treasury
shares                                                                       (1,710)           (1,688)                  -
Share buy-back                                                                     -                 -            (1,502)
Loans raised                                                                   1,157               640              3,678
Loans repaid                                                                 (5,027)           (2,845)            (5,892)
Finance lease capital
repaid                                                                          (13)               (5)               (11)
(Increase)/decrease in
net financial assets                                      (4,304)               (90)             4,586
Net decrease in cash and
cash equivalents                                                               (492)             (668)            (1,344)
Net cash and cash
equivalents at beginning
of the year                                                                    2,796             2,796              2,301
Effect of foreign
exchange rate differences                                     (3)               (23)               (6)
Net cash and cash
equivalents at end of the
year/period                                                     9              2,301             2,105                951

Change in comparatives

The Group reclassified Finance costs accrued from Cash paid to suppliers and employees to Finance charges paid with R463 million for the six months ended September 30, 2004 (March 31, 2005: R463 million).


Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2005
                                                                     Restated             Restated           Reviewed
                                                                     March 31              Sept 30            Sept 30
                                                                         2005                 2004               2005
                                                                           Rm                   Rm                 Rm
Balance at April 1 - as
previously stated                                                      22,571               22,571             27,047
Attributable to equity
holders                                                                22,371               22,371             26,827
Minority interest                                                         200                  200                220
Change in accounting policies                                            (30)                 (30)                  -
Balance at April 1 - as
restated                                                               22,541               22,541             27,047
Profit for the year/period                                              6,807                3,034              4,281
Transfer to non-distributable
reserves                                                                  279                  121                339
Transfer from retained
earnings                                                                (279)                (121)              (339)
Foreign currency translation
reserve                                                                    12                   52                 58
Fair value adjustment on
investments                                                              (22)                   10                  -
(Purchase)/re-issue of
treasury shares                                                       (1,574)              (1,574)                  3
Dividend declared                                                       (673)                (628)            (4,801)
Share buy-back                                                              -                    -            (1,502)
Increase in share-based
compensation reserve                                                       68                   21                 23
Purchase of subsidiary                                                      5                    5                 23
Business combination                                                    (117)                (117)                  -
Balance at March 31,
September 30                                                           27,047               23,344             25,132
Attributable to equity
holders                                                                26,827               23,100             24,818
Minority interest                                                         220                  244                314

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2005
1. Basis of preparation and accounting policies
The condensed consolidated interim financial statements have been prepared in accordance with IAS34: Interim Financial Reporting and comply with the South African Companies Act, 1973. The accounting policies of the Group applied in the presentation of the interim financial statements for the six month period ended September 30, 2005 are consistent with those applied in the financial statements for the year ended March 31, 2005, except as described below. The results of the interim period are not necessarily indicative of the results for the entire year. These reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2005.
The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.
Adoption of new and revised International Financial Reporting Standards and changes in accounting policies The following are the new and revised accounting standards that have been adopted effective April 1, 2005 and the subsequent impact on the accounting policies:
IAS16 Property, plant and equipment
Each significant component included in an item of property, plant and equipment is now separately recorded and depreciated. Useful lives and residual values are now reviewed on an annual basis. The adoption does not materially impact the Group's results or cash flow information for the period ended September 30, 2004 or the year ended March 31, 2005.
IAS17 Leases
A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the leasehold interest in the land and buildings elements of the lease. With regards to finance leases, initial direct costs are added to the amount recognised as an asset. The adoption does not materially impact the Group's results or cash flow information for the period ended September 30, 2004 or the year ended March 31, 2005.
>> IAS24 Related Party Disclosures (only disclosure impact)
>> IAS40 Investment Property (no significant impact)
>> IFRIC1 Changes in Existing Decommissioning, Restoration and
Similar Liabilities (no significant impact)
>> IFRS4 Insurance Contracts (no significant impact)
>> IAS19 Employee Benefits
With effect from April 1, 2005 the Group has early adopted the amendments to IAS19. These amendments had no effect on the Group's results for the six months ended September 30, 2005 nor the financial position at that date.
Restatements
The Group has restated certain comparative figures as at September 30, 2004 and March 31, 2005 as a result of the following:
>> The Group restated lease payments and receipts under operating leases in order to recognise the expenses on a straight-line basis over the lease terms. The Group previously recognised the expenses based on the amount paid or payable for each period. This reduced profit for the period ended September 30, 2004 by R2 million and retained earnings by R32 million.
>> The Group previously classified all computer software as property, plant and equipment. The Group reclassified computer software cost and accumulated depreciation that are not considered integral to the related hardware to intangible assets. Consequently the Group also reclassified software depreciation to amortisation of intangible assets. The change in classification does not impact the Group's results or cash flow information for the period ended September 30, 2004 or the year ended March 31, 2005.
>> As a consequence of the restatement done in March 2005 on the change in useful lives of property, plant and equipment, September 2004 profit reduced by R210 million.
>> The Group has also restated certain comparative figures as at September 30, 2004 as a consequence of the restatements done at March 31, 2005, as detailed in the Annual Report in respect of that date.

                                                                         March 31            Sept 30          Sept 30
                                                                             2005               2004             2005
                                                                               Rm                 Rm               Rm
2. Operating revenue                                                       43,117             21,338           23,456
Fixed-line                                                                 30,845             15,455           16,083
Mobile                                                                     12,272              5,883            7,373
Fixed-line                                                                 30,845             15,455           16,083
Subscriptions, connections and
other usage                                                                 5,316              2,611            2,804
Traffic                                                                    17,723              8,978            8,911
 Domestic (local and long distance)                                         9,286              4,730            4,608
 Fixed-to-mobile                                                            7,302              3,628            3,821
 International (outgoing)                                                   1,135                620              482
Interconnection                                                             1,320                719              733
Data                                                                        5,510              2,618            3,054
Directories and other                                                         976                529              581


Change in comparatives

The Group restated its revenue relating to mobile equipment sales for the period ended September 30, 2004 with R182 million (Refer note 1).

                                                                               March 31          Sept 30          Sept 30
                                                                                   2005             2004             2005
                                                                                     Rm               Rm               Rm
3. Workforce reduction expense (included in employee expenses)                      961              144               45


The Group recognises the cost of workforce reduction associated with management's plan to reduce the size of its workforce to a comparable level for international telecommunication companies. In concluding the Group's workforce reduction initiatives of the previous year, an additional 227 employees have left the Group in the six months ended September 30, 2005 (September 30, 2004:
896; March 31, 2005: 5,041). These employees include management and operating staff.

                                                                      March 31              Sept 30           Sept 30
                                                                          2005                 2004              2005
                                                                            Rm                   Rm                Rm
4. Depreciation, amortisation,
impairment and write-offs                                                6,288                3,194             2,921
Depreciation of property,
plant and equipment                                                      5,405                2,705             2,595
Depreciation of investment
properties                                                                   2                    1                 1
Amortisation of intangible
assets                                                                     537                  260               261
Impairment of intangible
assets                                                                      49                   49                 -
Impairment of property, plant
and equipment                                                               85                   69              (34)
Write-offs of property, plant
and equipment*                                                             210                  110                98


*These costs represent individual assets written-off, none of which are individually material.
Impairment of property,  plant and equipment and  intangible  assets
The Vodacom Group assessed the assets of VM, S.A.R.L. for impairment in accordance with the requirements of IAS36:
Impairment of Assets.
The recoverable amount of these assets has been determined in South African Rand based on the fair value of the assets less costs of disposal.
The amount with which the carrying amount exceeded the recoverable amount was recognised as an impairment loss.
The functional currency of VM, S.A.R.L. is the Mozambiquan Meticals. The reversal of the impairment loss related to infrastructure in the current period is due to the deterioration of the Mozambiquan Meticals against the South African Rand as well as the deterioration of the South African Rand against the Euro in the period ended September 30, 2005.

5. Earnings per share
Basic earnings per share (cents)

The calculation of earnings per share is based on profit attributable to equity holders of Telkom SA Ltd for the year/period of R4,210 million (September 30, 2004: R2,977 million; March 31, 2005: R6,724 million) and 531,102,429 (September
30, 2004: 549,500,398; March 31, 2005: 541,498,547)
weighted average number of ordinary shares outstanding.
Diluted earnings per share (cents)
The calculation of diluted earnings per share is based on earnings for the year/period of R4,210 million (September 30, 2004: R2,977 million; March 31, 2005: R6,724 million) and 532,939,130 diluted weighted average number of ordinary shares outstanding (September 30, 2004: 550,377,860; March 31, 2005:
542,537,579). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Headline earnings per share (cents)
The calculation of headline earnings per share is based on headline earnings of R4,121 million (September 30, 2004: R3,159 million; March 31, 2005: R6,899 million) and 531,102,429 (September 30, 2004: 549,500,398; March 31, 2005:
541,498,547) weighted average number of ordinary shares outstanding.

                                                                           March 31            Sept 30        Sept 30
                                                                               2005               2004           2005
                                                                                 Rm                 Rm             Rm
Reconciliation between earnings
and headline earnings:
Earnings as reported                                                          6,724              2,977          4,210
Adjustments:
Profit on disposal of investment                                               (64)               (10)          (122)
Profit on disposal of property,
plant and equipment                                                            (30)                (8)           (68)
Impairment of property, plant and
equipment and intangible assets                                                 134                118           (34)
Write-offs of property, plant and
equipment                                                                       210                110             98
Tax and minority interest effects                                              (75)               (28)             37
Headline earnings                                                             6,899              3,159          4,121
Diluted headline earnings per
share (cents)


The calculation of diluted headline earnings per share is based on headline earnings of R4,121 million (September 30, 2004: R3,159 million; March 31, 2005:
R6,899 million) and 532,939,130 (September 30, 2004: 550,377,860; March 31,
2005: 542,537,579) diluted weighted average number of ordinary shares outstanding. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Dividend per share (cents)
The calculation of dividend per share is based on dividends of R4,801 million (September 30, 2004: R606 million, March 31, 2005: R606 million) and 533,465,571
(September 30, 2004: 551,509,083, March 31, 2005: 551,509,083) number of ordinary shares outstanding. The reduction in the number of shares represents the number of treasury shares held on date of payment.
The disclosure of headline earnings is a requirement of the JSE Securities Exchange of South Africa and is not a recognised measure for US reporting.

                                                                         March 31             Sept 30         Sept 30
                                                                             2005                2004            2005
                                                                               Rm                  Rm              Rm
6. Net asset value per share
(cents)                                                                   5,028.8             4,330.2         4,759.8
The calculation of net asset
value per share is based on net
assets of R24,818 million
(September 30, 2004: R23,100
million; March 31, 2005: R26,827
million) and 521,408,320
(September 30, 2004: 533,465,571;
March 1, 2005: 533,465,571)
number of ordinary shares
outstanding.
                                                                         March 31             Sept 30         Sept 30
                                                                             2005                2004            2005
                                                                               Rm                  Rm              Rm
7. Property, plant and equipment
Additions                                                                   5,237               1,620           2,565
A major portion of this capital
expenditure
relates to the expansion of
existing networks
and services.
Disposals                                                                    (19)                 (2)            (10)
Transfer to Intangible assets                                             (1,745)             (1,728)               -
8. Intagible assets
Additions                                                                     613                 455             531
Disposals                                                                       -                   -            (18)

                                                                       March 31            Sept 30            Sept 30
                                                                           2005               2004               2005
                                                                             Rm                 Rm                 Rm
9. Net cash and cash equivalents                                          2,301              2,105                951
Cash and bank balances                                                    2,375              1,379              2,476
Short-term deposits                                                         835              1,724                220
Cash shown as current assets                                              3,210              3,103              2,696
Credit facilities utilised                                                (909)              (998)            (1,745)
Undrawn borrowing facilities                                              4,750              3,422              7,977


The increase in the undrawn borrowing facilities is due to the renegotiation of the Group's existing facilities.
The undrawn borrowing facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.
Borrowing powers
The directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited.
10. Number of shares in issue
Issued and fully paid
544,944,897 (September 30, 2004: 557,031,817; March 31, 2005:
557,031,817) ordinary shares of R10 each 1 (September 30, 2004: 1; March 31, 2005: 1) Class A ordinary share of R10
1 (September 30, 2004: 1; March 31, 2005: 1) Class B ordinary share of R10
The directors have been given the authority by the shareholders to buy back Telkom's own shares up to a limit of 20% of the current issued share capital. This authority expires at the next Annual General Meeting.


                                                          March 31          Sept 30          Sept 30
                                                              2005             2004             2005
                                                                Rm               Rm               Rm
Treasury shares                                            (1,812)          (1,812)          (1,809)


At September 30, 2005 12,687,521 (September 30, 2004: 12,717,190; March 31,
2005: 12,717,190) and 10,849,058 (September 30, 2004: 10,849,058; March 31,
2005: 10,849,058) ordinary shares in Telkom, with a fair value of R1,600 million (September 30, 2004: R936 million; March 31, 2005: R1,366 million) and R1,369 million respectively (September 30, 2004: R798 million; March 31, 2005: R1,166 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investment (Proprietary) Limited respectively. The reduction in the treasury shares is due to 29,669 shares that vested in terms of the Telkom Conditional Share Plan and were re-issued during the six months ended September 30, 2005.
Share buy-back
During the six months ended September 30, 2005 Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the share capital with R121 million and the share premium with R1,381 million.
The shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies.

                                                                             March 31          Sept 30          Sept 30
                                                                                 2005             2004             2005
                                                                                   Rm               Rm               Rm
11. Share-based compensation reserve                                               68               21               91


The compensation reserve represents the cumulative amount of the equity-settled share-based payment transactions recognised in the income statement during the vesting period of the equity instruments granted to all employees in terms of the Telkom Conditional Share Plan.

The following table illustrates the movement of the maximum number of shares that will vest to employees:

                                                           March 31                   Sept 30                 Sept 30
                                                               2005                      2004                    2005
                                                          Number of                 Number of               Number of
                                                             shares                    shares                  shares
Outstanding at
beginning of year                                                 -                         -               2,943,124
Granted during the
year/period                                               3,046,242                 3,036,435               2,024,387
Forfeited during the
year/period                                               (103,118)                  (62,815)                (74,295)
Vested/settled during
the year/period                                                   -                 (446,572)
Outstanding at end of
year/period                                               2,943,124                 2,973,620               4,446,644


In terms of the settlement agreement between Telkom and Mr Sizwe Nxasana, the former CEO, the Telkom Board approved the acceleration of the vesting of 29,669 shares that had been granted to Mr Nxasana, with the result that the shares vested on August 31, 2005. On September 15, 2005 Mr Nxasana exercised his right to the shares and the shares were transferred from Rossal No 65 (Proprietary) Limited to Mr Nxasana. The 416,903 shares granted to employees who accepted Voluntary Severance Packages and Voluntary Early Retirement Packages were settled in cash during the six months ended September 30, 2005 in terms of a decision of the Telkom Board. The shares are still held by Rossal No 65 (Proprietary) Limited and are available for future grants.

                                                                           March 31            Sept 30        Sept 30
                                                                               2005               2004           2005
                                                                                 Rm                 Rm             Rm
12. Interest-bearing debt
Long-term portion of interest-
bearing debt                                                                  9,504              9,000          9,702
Local debt                                                                    7,526              7,287          8,320
Foreign debt                                                                    794                527            198
Finance leases                                                                1,184              1,186          1,184
Current portion of interest-
bearing debt                                                                  4,499              6,170          2,228
Local debt                                                                      264              1,669          1,433
Foreign debt                                                                  4,210              4,480            763
Finance leases                                                                   25                 21             32


Movements in borrowings for the six month period ended September 30, 2005 are as follows:
Repayments/refinancing
The Euro bond with a nominal value of 5500 million at March 31, 2005 was redeemed on April 11, 2005. The facility was refinanced with commercial paper bills of R2,550 million ranging in maturities from 1 month to 1 year, with yields of between 7.00% and 7.51% and an additional issue of R600 million (nominal amount) of the existing TL06 bond.
Commercial paper bills with a nominal value of R1,883 million were redeemed in the current financial year. Of these, R262 million was outstanding at March 31, 2005. These redemptions were financed with cash flow from operations. Repayment/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R2,228 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

                                                                           March 31            Sept 30        Sept 30
                                                                               2005               2004           2005
                                                                                 Rm                 Rm             Rm
13. Commitments
Capital commitments authorised                                                7,970              5,066          4,938
Fixed-line                                                                    5,029              3,226          3,236
Mobile                                                                        2,941              1,840          1,702
Commitments against authorised
capital expenditure                                                             825              1,156          1,264
Fixed-line                                                                       91                445            550
Mobile                                                                          734                711            714
Authorised capital expenditure not
yet contracted                                                                7,145              3,910          3,674
Fixed-line                                                                    4,938              2,781          2,686
Mobile                                                                        2,207              1,129            988


Management expects these commitments to be financed from internally generated cash and other borrowings.
14. Contingencies
Telcordia
There has been no significant development with respect to Telcordia litigation since March 31, 2005.
Competition commission
There has been no significant development with respect to the SAVA claim since March 31, 2005.
Interception of Communications and Provisions of Communication-related Information Act (`the Act')
The Act was assented and published on January 22, 2003, but will only become effective at a future date which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be estimated at this stage.

The Group exposure is 50% of the following items:
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005 for the services provided. The fee is calculated as a percentage of revenue.
Retention incentives
The Vodacom Group has committed a maximum of R243 million (March 31, 2005: R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Econet Wireless Limited
The Vodacom Group has entered into negotiations regarding the acquisition of a controlling interest in VEE Networks Limited (`VEE'), trading as V-Mobile in Nigeria, which if successful, would result in significant future commitments for the Vodacom Group. No further information has been disclosed as the information is confidential.
Put and call options
In terms of various shareholders' agreements, put and call options exist for the acquisition of shares. Neither the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.
Negative working capital ratio
At each of the financial periods ended September 30, 2005, September 30, 2004 and the year ended March 31, 2005 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

                                                                       March 31            Sept 30            Sept 30
                                                                           2005               2004               2005
                                                                             Rm                 Rm                 Rm
15. Segment information
The inter-company transactions
are
reflected as net and are thus
eliminated
against segment results:
Business Segment
Consolidated revenue                                                     43,117             21,338             23,456
Fixed line                                                               31,414             15,733             16,407
 To external customers                                                   30,845             15,455             16,083
 Intercompany                                                               569                278                324
Mobile                                                                   13,657              6,573              8,088
 To external customers                                                   12,272              5,883              7,373
 Intercompany                                                             1,385                690                715
Elimination                                                             (1,954)              (968)            (1,039)
Consolidated operating profit                                            11,222              5,474              7,517
Fixed line                                                                7,979              4,207              5,404
Elimination                                                                 807                412                394
Mobile                                                                    3,243              1,267              2,113
Elimination                                                               (807)              (412)              (394)
Profit attributable to equity
holders
of Telkom SA Limited                                                      6,724              2,977              4,210
Fixed line                                                                6,493              3,065              3,878
Elimination                                                               (893)              (388)              (456)
Mobile                                                                    1,931                712              1,182
Elimination                                                               (807)              (412)              (394)
Consolidated assets                                                      50,177             49,866             50,468
Fixed line                                                               40,206             40,709             39,081
Mobile                                                                   11,157             10,250             12,550
Elimination                                                             (1,186)            (1,093)            (1,163)
16. Purchase of subsidiary  and business combinations
On August 1, 2005, the Vodacom Group acquired a 51%
interest in the equity of Cointel VAS (Proprietary)
Limited.
Fair value of net assets
acquired                                                                                                         (47)

Minority interest                                                                                                  23
Goodwill                                                                                                         (18)
Purchase price (including capitalised costs)                                                  (42)
Cash and cash equivalents                                                                                          42
Cash consideration                                                                                                  -

The purchase price of R84 million (Group share: R42 million), excluding capitalised costs was paid on August 23, 2005.
Capitalised costs were paid throughout the period.
17. Significant contract
On August 1, 2005, Telkom and Computer Sciences Corporation (`CSC') entered into a five-year network outsourcing contract with Old Mutual and Nedbank with an estimated total value of R1.8 billion. Under the terms of the agreement, Telkom and CSC will manage and operate networking services for Old Mutual and Nedbank throughout South Africa.
The contract has not had a significant impact on results for the two months ended September 30, 2005.
18. Subsequent events
The directors are not aware of any matter or circumstance since the financial period ended September 30, 2005 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in Item 3. of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and its other filings and submissions with the SEC available on Telkom's website at www.telkom.co.za/ir. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

www.telkom.co.za